Exhibit 99.1

Press Release - Regulated Information March 24th, 2023 07:00 am CET

Celyad Oncology appoints Georges Rawadi

as its new CEO

March 24, 2023 Mont-Saint-Guibert, Belgium - Celyad Oncology (Euronext & Nasdaq: CYAD) (the “Company”), a biotechnology company focused on innovative technologies for chimeric antigen receptor (CAR) T-cell therapies, is pleased to announce Georges Rawadi as its new Chief Executive Officer (CEO), effective as of March 23, 2023, with starting date April 17, 2023. Michel Lussier will continue to serve as Interim CEO until April 17 to facilitate transition.

Georges Rawadi is a seasoned executive with over 20 years of experience in pharma/biotech, as research director, business developer, CEO and board member. He spent four years at Celyad Oncology (2014-2018) as Vice-President Business Development & Intellectual Property (“BD & IP”), and has insightful knowledge of both the company and the CAR-T space. Georges Rawadi has a genuine passion for seeking and creating new business opportunities.

Georges Rawadi currently holds a number of Board positions and consultancy roles in the biotechnology industry. Recently, he has served as CEO and Board member of Ysopia Bioscience (France), Vice-President BD & IP of Celyad Oncology and Vice-President Business Development of Cellectis (France - Nasdaq listed company).

Georges Rawadi holds a Master Degree in Biochemistry, a Master Degree in Microanalysis, a Ph.D. in Microbiology and an Executive Master in Management and Strategy in the Health Industry.

Hilde Windels, Chair of the Board, commented: “It is with great enthusiasm that we announce that Georges has been appointed as our new CEO. His in-depth expertise in the CAR-T space and his significant BD and IP expertise are great assets that will help Celyad Oncology to excel in its next phase of growth. We congratulate Georges and wish him all the best in his new role.”

Georges Rawadi added: “I am passionate about the space in which Celyad Oncology is operating and strongly believe in the value of its IP estate and efforts to overcome the current limitations of CAR-T approaches. As such, I am very pleased to be given the opportunity to join Celyad Oncology. I look forward to working with the team and the board, whose passion and vision I share.”

Michel Lussier, Interim CEO and member of the Board, commented: “We are convinced that Georges’s solid business development track record and immuno-oncology in-depth knowledge will make Georges a great leader for Celyad Oncology. We look forward to work with Georges in monetizing our IP and research assets, ensuring that Celyad Oncology can make an impact on a global scale.”

About Celyad Oncology

Celyad Oncology is a biotechnology company focused on innovative technologies chimeric antigen receptor (CAR) T-cell therapies. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property and support the development of next-generation CAR T candidates in solid tumors and hematological malignancies. Celyad Oncology is based in Mont-Saint-Guibert, Belgium and New York, NY. For more information, please visit www.celyad.com.

Celyad Oncology Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company’s IP, and statements regarding the Company’s hiring of a new CEO. The words “will,” “believe,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify

Press Release - Regulated Information March 24th, 2023 07:00 am CET

forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology Contacts:

Investor Contact:	Media Contact:
David Georges VP Finance and Administration investors@celyad.com	Caroline Lonez R&D Communications and Business Development communications@celyad.com

Source: Celyad Oncology SA